Exhibit 4.9

PORTIONS OF THIS AGREEMENT WERE OMITTED AND HAVE BEEN FILED
 SEPARATELY WITH THE SECRETARY OF THE COMMISSION PURSUANT TO AN
APPLICATION FOR CONFIDENTIAL TREATMENT UNDER RULE 24b-2 OF THE
 SECURITIES EXCHANGE ACT OF 1934; [**] DENOTES OMISSIONS

Value Added Reseller Agreement

This Value Added Reseller Agreement (“Agreement”), is entered into by and between Amdocs Software Systems Limited., existing under the laws of Ireland, having its principal offices at First floor, Block S, East Point Business Park, Dublin 3, Ireland (“Amdocs”) and RADCOM Ltd a corporation organized and existing under the laws of  Israel having its principal offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel   (“Company”).

The purpose of the Agreement is to provide the parties with a commercial framework for marketing, distributing and reselling Company’s products specified in Schedule A (the “Products”) and related services by Amdocs or any of its Affiliates (collectively, “Amdocs”) to Amdocs’ customers and prospective customers (“End Users”).

1.	Scope of the Agreement

a.	As a reseller Amdocs has the right to offer and resell the Products and related services (maintenance and support, professional services and training) to End Users by reselling Product licenses.

b.
Orders for Products shall be made under this Agreement, and orders for related services (such as professional services and maintenance and support) shall be made under an applicable service agreement, if needed, and as will be entered between the parties on a case by case basis.

c.
Amdocs or any of Amdocs's Affiliate (as this term is defined herein) shall be entitled to place orders with the Company or any of the Company’s Affiliates under this Agreement and/or the applicable service agreement, as will be mutually agreed on a case by case basis. In such event, the references in this Agreement and/or the applicable service agreement, to Company and/or Amdocs shall be deemed to be references to the applicable Company's and/or Amdocs Affiliate.

d.
The Products shall be licensed to End Users pursuant to a written license or subscription agreement to be entered into between Company and the End Users directly. Company will handle any claim related to that license/subscription agreement. Amdocs shall not be a party to the license/ subscription agreement, nor bound by any of its provisions.

e.
Company and its suppliers/lawful licensors own all right, title and interest in the Products and related documentation, including all intellectual property rights therein and all, updates and upgrades. With respect to modification, customizations and derivative works, only the above will apply unless otherwise agreed in writing. The rights granted to Amdocs under this Agreement confer no title to, or ownership interest in, the Products and documentation and they are not deemed as a sale of any copies or rights in the Products or the documentation. There are no implied licenses in this Agreement, and all rights not expressly granted to Amdocs herein are reserved solely to Company and/or its suppliers/lawful licensors.

2.	Marketing

When Amdocs learns of an opportunity for the Products, it will register the opportunity using the Opportunity Registration Form (Schedule B).  Within 7 business days of receipt of the notification by the Company, the Company must reject or accept the notice.

Registered and confirmed opportunities expire six months after last major sales process event (which is either demonstration or proof of concept, and/or an offer to RFXs) to occur, unless extended by the parties.

At Amdocs’ request, Company’s sales organization will work closely with Amdocs’ sales organization to sell the Products and related services to End Users, in connection with the relevant opportunity registered. Company will not directly or indirectly, alone or through, including but not limited, any of its affiliates, agents, subcontractors, distributors etc. solicit orders, from those registered End User who have been confirmed as exclusive in the Opportunity Registration Form, for the Products and related services in connection with the specific opportunity registered and confirmed as exclusive.

Any orders Company receives from any partner designated in the Opportunity Registration Form (including if designated as “OEM Partner” in said form), shall not be deemed as Company’s solicitation of orders, and such order will not entitle Amdocs for any payment.  Nothing stated in this Agreement, shall prevent Company from working directly and/or indirectly through a partner, which was registered and confirmed in the  Opportunity Registration Form with the End Users including receiving orders from the End Users, in each of the following events: (i) if the relevant opportunity registered, was not confirmed as exclusive in the Opportunity Registration Form, and/or (ii) in the event the relevant registered opportunity has expired and/or terminated, (iii) in the event Amdocs refuses to process the deal as a reseller of the Company. With respect to registered opportunities, in cases where the End User requests to work directly with the Company and/or if Amdocs is not able to offer, provide and/or perform the Products and/or the Products’ related services, at terms acceptable by and/or agreed with the End User, the parties will discuss in good faith the approach to be taken.

3.	Revenue Sharing

In this Agreement, “Proceeds (Amdocs)” shall mean the net amounts actually received (i.e., cash basis) by Amdocs from an End User. Accordingly, any taxes, duties, insurance, and delivery charges paid by an End User to Amdocs in connection with a sale made to an End User or taxes, duties, insurance and delivery charges paid by Amdocs or withheld from the payments to Amdocs in connection with a sale made to the End User shall not be deemed as part of the Proceeds (Amdocs).

a.	End User Licenses (reselling) :

1.
The fee payable by Amdocs to Company for hardware and third party software (other than software of Radcom or its affiliates) related to the RADCOM’s Products and provided by Radcom shall be [**] of the Proceeds (Amdocs) paid by the End User to Amdocs which are attributed to the RADCOM’s Products sold by Amdocs to the End User in the applicable transaction (“third party hardware and software license fees”).

2.
The fee payable by Amdocs to Company for RADCOM software licenses Products shall be [**] of the Proceeds (Amdocs) paid by the End User to Amdocs which are attributed to licenses of the Products sold by Amdocs to the End User in the applicable transaction. ("License Fees").

4.	Maintenance and Support for End Users

a.	Company will extend maintenance and support to End Users, as mutually agreed in accordance with the following support options:

i.
Support Option A - Amdocs shall be responsible for providing Support Level One to End Users, who have purchased support and maintenance services from Amdocs. Company shall provide Support Level Two and Three and maintenance for the Company Products directly to Amdocs. "First Level Support" shall consist of receiving and logging calls by a non-technical person via email, phone or web and shall be available during business working hours of the respective Amdocs Affiliate. Other specific terms may be agreed by the parties on a case by case basis.

ii.	Support Option B - Company will provide End Users Support Level One, Two and Three and maintenance, provided the End User enters into a maintenance and support contract directly with Company.

iii.	Support Option C - Company will provide Support Level One, Two and Three to End Users who have purchased support and maintenance services from Amdocs.

iv.
Company will provide maintenance and support in accordance with its standard maintenance and support agreement. Company is fully aware and confirms that the maintenance and support terms will be agreed directly between the End User and the Company.

b.	Support Fees:

i.	Support Option A - The fee paid by Amdocs to Company for Support Option A shall be [**] of the Proceeds (Amdocs) for such services.

ii.	Support Option B - The fee paid by Company to Amdocs for Support Option B shall be [**] of the Proceeds received by Company for such services.

iii.	Support Option C - The fee paid by Amdocs to Company for Support Option C shall be [**] of the Proceeds (Amdocs) for such services.

The support fees in section 4b (ii)  shall apply beyond two maintenance and support renewals and/or two years of maintenance and support service, the shorter of the two, subject to Amdocs providing Level One (in accordance with Company’s maintenance and support terms) to the End User.

5.	Source Code

Company acknowledges that it might be required to deposit the Source Code and all the respective documentation if so required by the End User. The terms of the Escrow agreement would be determined on a case by case basis.

6.	Lost Sale Fee

In this Agreement, “Proceeds (Company)” shall mean the net amounts actually received (i.e., cash basis) by Company and its Affiliates. Accordingly, any taxes, duties, insurance, and delivery charges paid to Company (or its Affiliate) in connection with a sale made or taxes, duties, insurance and delivery charges paid by Company (or its affiliate) or withheld from the payments to Company (or its Affiliate) in connection with such sale shall not be deemed as part of the Proceeds (Company)

Lost Sale Fee: If Amdocs engages in sales promotion activities, and actively offers and promotes the sale of the Products to an End User, for a certain opportunity, and it was agreed in the Opportunity Registration Form that exclusivity shall apply, but the End User elects to buy the Products for said opportunity directly from Company (or including but not limited from: its Affiliates, agents, subcontractors or their other distributors not mentioned in the registration form or from OEM partners of the Company when not designated in the registration form), Amdocs will receive a fee of [**] of the Proceeds (Company) received by Company (or its Affiliate) from such sale, provided the Company Product operate in conjunction with an Amdocs software and/or services.

7.	Support, Testing, Backup, Development and Evaluation Licenses

Company hereby grants Amdocs with a worldwide: free-of-charge nonexclusive, non assignable (other than to Amdocs’ entities), royalty free license and right to use the Products during the term of this Agreement for the following purposes: (i) to internally evaluate the Products; (ii) to perform demonstrations for customers and prospective customers, including the right to sub-license under the same license terms set in this Section, during the Term of this Agreement, trial licenses of the Products for allowing a potential End Users for evaluation purposes; trial and demonstration licenses shall be provided for no more than [**], and shall be free provided the relevant customer or End User is not being charged by Amdocs for the demonstration and/or trial   (iii) to receive training for Amdocs’ employees and contractors in the use of the Products; and (iv) for a period of [**] days (which may be extended for further periods subject to Company’s prior approval) to install, use, configure and integrate the Products with Amdocs’ Products for the purpose of pre-production, testing and staging Company’s Products for End Users and prospective customers within Amdocs (and or its Affiliates) premises unless otherwise agreed by the parties; (v) to use and install a reasonable number of copies of the Company’s Products solely for the purpose of end user support and/or any preliminary trouble shooting; (vi) To copy the documentation, incorporate all or any portion of the documentation into or with Amdocs’ documentation for and distribute the documentation for such evaluation and support purposes.

With respect to third party components combined in and/or offered with the Product but only in relation to Support, Testing, Backup, Development and Evaluation Licenses, it is agreed that a prior written consent from the relevant third party will be required, and that additional costs may be involved.

In exercising the above Support, Testing, Backup, Development and Evaluation Licenses, Amdocs shall not:

directly or indirectly, in whole or in part, modify, port, re-engineer, change, translate, reverse engineer, decrypt, decompile, disassemble, reprogram, make error corrections to, create derivative works based on, or otherwise attempt or create, or cause others to attempt or create, or discover, the source code or underlying ideas or algorithms of the Product;

remove or alter any trademarks or other proprietary notices, legends, symbols or labels that appear on or in connection with Product and/or documentation;

use the Product and/or its documentation for development;

allow any third party other than an Affiliate to use the Product or documentation;

transfer, assign, sell, market, rent, lease, license, distribute, disclose, pledge, grant or convey any other rights whatsoever in the Product or any portion thereof to any third party;

reproduce or make any copy of the Product or of any part, portion or module thereof, except for end user support and/or any preliminary trouble shooting only;

use, access, evaluate or view the Product or documentation for the purpose of designing, modifying, or otherwise creating any software program which performs functions identical or similar to the functions performed by the Product;

Notwithstanding anything contrary in this Agreement, the evaluation, demonstration, trial and training licenses are provided by Company “AS IS” with no warranties, intellectual property infringement indemnity or support, and Company shall not be liable for any damage, direct and/or indirect, arising out of and/or in connection with said licenses.

8.	Professional Services

Company's professional services will be provided under a specific agreement such as a Master Subcontractor Agreement between the parties, SOW, Order etc.

Amdocs will make its commercially reasonable efforts to work in transparent with the Company to ensure best proposal is submitted to the End-User. The fee payable by Amdocs to Company for the services (customization, training and other services to be sold to the relevant End-User and provided by Radcom, but not including maintenance and support) shall be [**] of the Proceeds (Amdocs) paid by the End User to Amdocs which are attributed the services sold by Amdocs to the End User in the applicable transaction. (“Service Fees”).

If a fixed fee proposal and/or contract is required, it will be based on a scope of work determined and agreed to by Amdocs and Company.

9.	Training

To ensure sufficient technical knowledge of the Company Software, and its use:

a.	Company shall train free of charge [**] employees of Amdocs (and its Affiliates) in reselling and marketing the Company Software.

b.	To improve the use of the Company Software in connection with Amdocs Software, Company will assist Amdocs’ technical team to educate itself on the features and uses of the Company Software.

10.	Payment Terms

a.
All undisputed amounts owed by Amdocs to Company shall be due hereunder within [**] days following the later of receipt of the applicable invoice or actual payment from the End User. All undisputed fees owed by Company to Amdocs shall be payable within [**] days following the later of Company's receipt of an invoice from Amdocs or receipt of payment from the End User. Company will not issue the invoice before the Products sold to the End User have been delivered to the End User and in case of software licenses, not before the Products were made available to the End-User.  Invoicing for applicable services shall be in accordance with the relevant service agreement between the Parties or as otherwise agreed in an applicable service order.

b.
Each party will notify the other party in writing within [**] business days following receipt of payment from End-User which trigger the payment obligations under this Agreement and the amount which the other party is entitled to receive.

c.
All fees payable by Amdocs to Company or by Company to Amdocs are on an inclusive basis and include all current and future applicable taxes and duties, including, but not limited to, Value Added Tax, sales tax and withholding tax, if applicable to such payments. In the event that any of the amounts payable to a Party (or its Affiliates) are subject to withholding taxes, the other Party (or its Affiliates) shall withhold and pay over the required amounts to the appropriate tax authorities within the time provided by law and shall furnish to the other within [**] days thereof, or as soon as practicable thereafter, the official receipts of the relevant tax authorities for the taxes involved.

11.	Term and Termination:

a.
This Agreement shall commence on the Effective Date and shall be valid for a period of [**] months (“Original Term”). This Agreement will be automatically renewed for an additional t [**] month period each time (“Additional Period”), unless either party notifies the other of its intent to terminate this Agreement at least [**] days prior to the end of the Original Term or the applicable Additional Period. The Original Term and the Additional Period, if any, shall be collectively referred to herein as the “Term” of this Agreement.

b.
Notwithstanding the foregoing, (i) Either party may terminate this Agreement upon [**] days written notice to the other party; (ii) This Agreement may be terminated upon any breach of this Agreement, which remains uncured for [**] days after written notice to the breaching party. In such case, the terminating party may notify the breaching party that this Agreement will terminate following such [**] days cure period.

c.
Notwithstanding termination of this Agreement: (i) the terms and conditions of this Agreement will continue to apply to any purchase orders issued by Amdocs and accepted by Company, prior to the termination date  (ii) the terms and conditions of this Agreement will continue to apply to any outstanding quotes issued by Amdocs prior to the termination date for a period of [**] days.

12.	General Provisions

a.
Amdocs’ Affiliates.  Any Amdocs’ Affiliate has the right to exercise the same rights and obligations granted to (or undertaken by) Amdocs in this Agreement. Amdocs and/or any of its affiliates have the right to be engaged on a transaction basis on Amdocs’ sole discretion.  In such event, the references in this Agreement to Amdocs shall be deemed to be references to the applicable Amdocs Affiliate. Amdocs hereby warrants and declares, that its Affiliates’ exercise of the same rights and obligations granted to (or undertaken by) Amdocs in this Agreement, shall be subject to the terms of this Agreement, to which said Affiliates agree and bound to. Without derogating the above, Amdocs shall be liable at all times, for the applicable Affiliate’s compliance with the terms of this Agreement.

 “Affiliate” means an entity that controls, is controlled by, or is under common control with a party, where “control” means the direct or indirect holding of more than [**] of equity ownership or voting rights.

b.
Confidentiality. For purposes of this Agreement, the parties agree that exchange and treatment of confidential information shall be treated in accordance with the Non Disclosure & Confidentiality Agreement between Company and Amdocs which is attached hereto as Schedule C.

c.
Independent Contractors. The parties to this Agreement are and shall remain independent contractors, and nothing herein shall be construed to create a partnership, agency or joint venture between Company and Amdocs. No fiduciary relations exist.

d.
Responsibility for Expenses. During the term of this Agreement, each party will be responsible for its own expenses associated with its sales activities and the negotiation of any reselling agreement signed by the parties.

e.
Warranty. Company represents and warrants that (i) it has the right and authority to enter into this Agreement and to grant Amdocs (and its Affiliates) the rights set out in this Agreement, and the rights and licenses hereunder with respect to the Products; (ii) the media, if any, on which the Products are provided shall be free of material defects in material and workmanship and free of any viruses that can be detected by commercially available anti-virus software (iii) any services provided by Company or its Affiliates under this Agreement shall be provided in a workmanlike manner in accordance with generally accepted standards of professional care and skill applicable to the type of work performed. It is agreed that additional warranty clauses would be agreed directly between the End-User and the Company in the applicable license agreement.

It is agreed that any warranty claims by the End Users will be handled by Company, at its sole expense and responsibility.

Amdocs represents and warrants that (i) it has the right and authority to enter into this Agreement; (ii) the execution delivery and performance by it of the Agreement does not; (a) violate any charter document of it, (b) violate any agreement or order to which it is a party or by which it or its assets are bound, or (c) require any consent from any person or entity (iii) it shall not make any representations, warranties or guaranties to any party, including the End Users, with respect to the specifications, features or capabilities of the Products or services that are materially inconsistent with or broader than those explicitly set in the applicable documentation and/or by Company in writing.

f.
Either Party agrees that it is familiar with the provisions of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other analogous anti-corruption legislation in other jurisdictions it operates in, (together “Anti-Corruption Laws”), that it shall comply at all times with the FCPA Policy and with the Anti-Corruption Laws, and that it shall not in connection with the transactions contemplated by this Agreement make any payment or transfer anything of value, offer, promise or give a financial or other advantage or request, agree to receive or accept a financial or other advantage, either directly or indirectly: (a) to any government official or employee (including employees of a government corporation or public international organization); (b) or to any political party or candidate for public office; (c) or to any other person or entity. Either Party further agrees that it will not take any action which would cause the other Party to be in violation of the U.S. Foreign Corrupt Practices Act, the FCPA Policy or any other applicable anti-corruption law or regulation. Either Party will promptly notify the other Party if it becomes aware of any such violation and will indemnify the other party for any losses, damages, fines, penalties whatsoever which the other Party may suffer or incur, arising out of or incidental to any such violation. In case of breach of the above, the other Party may suspend or terminate this Agreement at any time without notice or indemnity.

g.
Liability. Except for liability relating to (i) the parties’ confidentiality obligations hereunder and (ii) indemnification obligations under section 12 (h) [excluding 12 (h)(2)] hereunder (Non Infringement and indemnity), and (iii) willful misconduct, (1) neither party will be liable to the other party for any incidental, special, indirect or consequential damages of any kind or nature, whether alleged to be attributed to a breach of this Agreement, tort or otherwise, including, without limitation, lost profits resulting from an alleged breach of this Agreement even if, under applicable law, such lost profits would not be considered consequential or special damages; and (2) the total liability of each party to the other under this Agreement shall not exceed the amounts payable under all orders for Products and services.

h.
Non-Infringement and Indemnity. Company represents and warrants that it has the right and authority to enter into this Agreement and to grant Amdocs (and its Affiliates) the rights set out in this Agreement, and the rights and licenses hereunder with respect to the Products/services. Company represents and warrants that the Products and services do not violate or infringe any patent, copyright, trade secret or other proprietary right of any third party and that it is not aware of any facts upon which such a claim for infringement could be based. Company shall at its own expense indemnify, defend and hold harmless Amdocs, its affiliates, their respective customers, officers, directors, employees, agents and End Users (“Amdocs’ indemnitee”) from any and all claims (including third party ones), allegations, demands, suit, cause of action, liabilities, losses, damages, awards, judgments or settlements including all reasonable costs and expenses related thereto including reasonable attorneys’ fees (“Claims”) that will be awarded against Amdocs’ indemnitee by a court of competent jurisdiction or arbitration panel directly arising from or in connection with any Claims that (i) the provision of the Products/services or related services by Company infringes any copyright, trademark, patent, trade secret or other intellectual property right or (ii) Amdocs is in breach of a End User Agreement due to failure on the part of Company to provide the Products/services or related services in accordance with the terms of this Agreement or (iii) Company’s violation of confidentiality or (iv) Claim by or on behalf of Company’s employees, alleging that a relationship of employer-employee exists between them and Amdocs;  provided that Amdocs (i) notifies Company promptly in writing of such claim provided that Amdocs’s failure to provide such notice or to provide it promptly will relieve the Company of its indemnification obligations only if and to the extent that such failure prejudices the Company’s ability to defend the Claims; (ii) grants Company sole control over the defense and settlement thereof; and (iii) reasonably cooperates in response to Company’s request for assistance, at the Company’s sole expense.

Amdocs may employ counsel at its own expense to assist it with respect to any such Claim; provided, however, that if such counsel is necessary because of a conflict of interest of either the Company or its counsel or because the Company does not assume control, the Company will bear the expense of such counsel.

Company shall have no liability if the alleged infringement is solely  based on (1) combination with third party products neither provided by Company or authorized by Company to be used with the Products and provided and solely to the extent that the alleged infringement would have been avoided without this combination; (2) use for a purpose or in a manner for which the Product was not designed or licensed provided that the alleged infringement would have been avoided without this use (3) use of any older version of the Product, when use of a newer Product’s version would have avoided the infringement, provided that the newer Product’s version was provided and the Company promptly gives notice on the new version and a reasonable amount of time to install, unless Company agrees for Amdocs to maintain the older version; (4) any modification not made with Company’s written approval, where the alleged infringement relates to such modification and would have been avoided but for such modification;

Amdocs shall defend and indemnify Company against any third party claim (i) that the use or disposition of Amdocs’ products, whether standalone or in combination with the Product or other third party products,  violate or infringe any patent, copyright, trade secret or other proprietary right of any third party, and pay the resulting costs and damages awarded against Company by a court of competent jurisdiction in a final and binding judgment, provided that Company (a) notifies Amdocs promptly in writing of such claim, (b) grants Amdocs sole control over the defense and settlement thereof (with Company’s retaining the right to hire independent counsel at Company’s expense), and (c) reasonably cooperates if  necessary in response to Amdocs’ request for assistance.

THIS SECTION STATES AMDOCS’ SOLE AND EXCLUSIVE REMEDY AND COMPANY’S ENTIRE LIABILITY FOR THIRD PARTY INFRINGEMENT CLAIMS.

i.
Independent Evaluation. Amdocs acknowledges that its investment in performing pursuant to this Agreement is the result of its own independent evaluation of the Products and the business opportunities related to the distribution of the Products.

j.
Non-Solicitation. In accordance with the applicable law, during the term of this Agreement and for a period of one year after its termination, neither party will solicit, interview, hire, or discuss employment prospects with any officer or employee of the other party; nor will the parties during said restriction period solicit, interview, hire or discuss employment prospects with any former officer or employee of the other party who voluntarily terminated his or her employment for a period of six (6) months after such termination.

k.
Assignment. Neither party may assign or transfer any of the rights or responsibilities set forth herein (including by merger or acquisition) without the express written consent of the other. Notwithstanding the above, Amdocs has the right to assign this Agreement to any of its Affiliates.

l.	Press Releases. Neither party shall issue a press release regarding this Agreement, nor disclose its existence without the express prior written consent of the other party.

m.	Law and Jurisdiction. The validity, performance, construction and effect of this Agreement shall be governed by the laws of the State of New York, U.S.A., excluding its choice of law rules.

n.
Escalation Process. The Parties shall promptly attempt to resolve through good faith negotiation any dispute or disagreement between them relating to this Agreement. Each of the Parties may escalate the dispute or disagreement, first to VP Partner Sales (for Amdocs) and VP Products and Marketing (for Company); if VP Partner Sales and VP Products and Marketing fail to reach a consensus within 7 days, the matter shall be escalated to their managers (“Lead Executives”).

If the dispute is not resolved according to the process described above, Company and Amdocs may refer the dispute to arbitration in accordance with this Agreement but will not initiate such proceedings for the resolution of the dispute until the earlier of: (a) the Lead Executives' joint written conclusion that amicable resolution through continued negotiation is unlikely; (b) 30 days after the matter was escalated to the Lead Executives; or (c) 30 days before the statue of limitation period governing any such cause of action relating to such dispute would expire.

o.	Dispute Resolution. Subject to the escalation process set forth in section 12(m) above, any dispute under this Agreement shall be referred to and resolved in accordance with following provisions:

i.
Notwithstanding sections 12(m) and 12(n)(iii), intellectual property indemnification claims for court proceedings initiated by a third party against Amdocs (or its Affiliate) may be brought in the court in which Amdocs (or its Affiliate) is being sued.

For all other disputes arising under or in connection with this Agreement, these disputes shall be exclusively referred to and finally resolved by binding arbitration conducted by three (3) arbitrators, in accordance with the rules of the the American Arbitration Association (“AAA”) . In the event that the Parties are not able to agree upon the arbitrators’ decision within thirty (30) days of a request by either Party to appoint such arbitrators, the arbitrators will be appointed at the request of either Party by the AAA. The situs of all arbitration proceedings shall be New-York, unless the Parties agree in writing to another situs. All arbitration proceedings and records shall be in English. The arbitration award and/or determination shall be final and binding and judgment may be entered thereon in any court of competent jurisdiction.  The arbitration proceedings contemplated by this section shall be as confidential and private as permitted by law. To that end, the parties shall not disclose the existence, content or results of any proceedings conducted in accordance with this section, and materials submitted in connection with such proceedings shall not be admissible in any other proceeding, provided, however, that this confidentiality provision shall not prevent a petition to vacate or enforce an arbitral award, and shall not bar disclosures required by law.

p.
Costs.  Except as otherwise agreed, any and all costs, expenses or liabilities of Amdocs or Company  arising out of this Agreement or its implementation shall be borne by the party incurring the costs, expenses or liabilities.  Each party will be responsible for its own costs, expenses or liabilities incurred in connection with all sales and marketing activities, including expenses associated with the preparation of any proposals.

q.
Force Majeure.  Neither party shall be liable hereunder by reason of any failure or delay in the performance of its obligations under this Agreement (other than the obligation to make payments when due) that is caused by force majeure events, such as fire, war, shortage, embargo, riot, insurrection, sabotage, explosion, earthquake, governmental action (rendering provision of the Services unlawful), and/or any other cause, which is beyond the control of such party PROVIDED that such party (i) gives prompt notice of the event causing the failure or delay and (ii) makes all reasonable efforts to perform its obligations as soon as possible.  In the event that either party is unable to perform its obligations for a period of twenty-one (21) days or more the other party may give notice of termination of this Agreement.

r.
Statute of limitation- in no event will any cause of action be brought against either Party (or any of its Affiliates) more than three years from the date when either party knew, or should have known after reasonable investigation, of the facts giving rise to the claim(s). The foregoing does not apply to any claim brought against either partyin relation to infringement  of any copyright, trademark, patent, trade secret or other intellectual property right .

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their authorized representatives as set forth below.

Radcom Limited (“Company”) By: /s/ David Ripstein Name: David Ripstein Title: President & CEO Date: December 30, 2015	Amdocs Software Systems Limited (“Amdocs”) By: /s/ Philip Butler Name: Philip Butler Title: Director and Assistant Secretary Date: December 30, 2015

SCHEDULE A
COMPANY'S PRODUCTS

All Radcom’s products and related services

SCHEDULE B
OPPORTUNITY REGISTRATION FORM

Partner Entity (Reseller):	Amdocs Software Systems Limited	SUBMISSION Date:
Partner competence center: Request made by: Request made at:	Prospect name: Prospect country: Business Unit/Division(s):
Exclusive opportunity for Amdocs only: Yes/No	Company’s other partners related to this opportunity: OEM partners: Yes/No
Project Scope: • Brief description Project Scope (including Identifying Name): • Architecture environment: • Functionality required by the Prospect:
Project phases and timing: • Implementation timelines: • Rollout due date:
Competition (ISV, SI, IT):
Other comments:
Partner lead Partner manager: Sales : Technical :	Company lead Company manager: Sales : Technical :
ÿ Accepted by With following assumptions:
Signature	Name	Title	Date
Amdocs
Company

Schedule C- Non Disclosure & Confidentiality Agreement

NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT

THIS NON-DISCLOSURE AND CONFIDENTIALITY AGREEMENT (“Agreement”) is made as of the _25_ day of _August_ 2008

BY AND BETWEEN:

Radcom _Ltd., a corporation organized and existing under the laws of Israel, having its principal offices at 24 Raoul Wallenberg St. Tel-Aviv, 69719, Israel (hereinafter referred to as “COMPANY”)

AND

Amdocs Software Systems Ltd., a corporation organized and existing under the laws of Ireland, having its principal offices at First Floor, Block S, Eastpoint Business Park, Clontarf, Dublin 3, Ireland (hereinafter referred to as “AMDOCS”).

WHEREAS COMPANY is the owner and/or author of and/or has the rights to license certain valuable proprietary routines, computer programs, documentation, trade-secrets, systems, methodology, know-how, marketing and other commercial knowledge, techniques, specifications, plans and other proprietary information associated with and forming part of its software systems, all of which are referred to in this Agreement as the “COMPANY Proprietary Information”; and

WHEREAS AMDOCS (or any of its affiliated companies) is the owner and/or author of and/or has the rights to license certain valuable proprietary routines, computer programs, documentation, trade-secrets, systems, methodology, know-how, marketing and other commercial knowledge, techniques, specifications, plans and other proprietary information, including but not limited to material associated with and forming part of the proprietary software systems of AMDOCS, all of which are referred to in this Agreement as the “AMDOCS Proprietary Information”; and

WHEREAS COMPANY and AMDOCS wish to evaluate the possibility of cooperating in providing joint solution to telecommunication services providers, and thereafter the parties may, if agreed between them, enter into an agreement relating to such cooperation (the evaluation process and performance of such agreement, if any, are hereinafter referred to as the “Project’’’); and

WHEREAS each party may, in connection with the Project, disclose to the other party information which is part of its Proprietary Information and, therefore, the parties wish to set forth the manner in which the COMPANY Proprietary Information and the AMDOCS Proprietary Information will be treated during the Project;

NOW THEREFORE, in consideration of the mutual agreements contained herein, the parties agree as follows:

1.	The term “Proprietary Information”, whenever relating to COMPANY’S information, shall mean the COMPANY Proprietary Information and whenever relating to AMDOCS’ information, shall mean the AMDOCS Proprietary Information,

2.	The receiving party agrees to hold in confidence the disclosing party’s Proprietary Information, and to refrain from copying, distributing, disseminating or otherwise disclosing such Proprietary Information to anyone, other than to those of its employees who have a need to know such Proprietary Information for purposes of the Project. AMDOCS’ employees are deemed to include employees of its affiliates in the Amdocs group of companies who will be involved in the Project.

3.	The receiving party undertakes not to use the Proprietary Information of the disclosing party for any purposes other than the Project, and not to sell, grant, make available to, or otherwise allow the use of the disclosing party’s Proprietary Information by any third party, directly or indirectly, except as expressly permitted herein.

4.	In addition, except as otherwise agreed by the parties in writing for purposes of the Project, each party undertakes not to use, directly or indirectly, the Proprietary Information of the other party or any derivatives thereof in any form (e.g., reports and analyses) for purposes of:

	(a)	the sale or licensing of any software systems, or the provision of any services, to any third parties; and

	(b)	the development of any software systems, for itself or any third parties.

5.	Upon the termination and/or expiration of this Agreement for any reason and/or upon the conclusion of the Project and/or at the request of the disclosing party, the receiving party shall:

	(a)	return to the disclosing party any document or other material in tangible form in its possession being part of the Proprietary information of the disclosing party, unless otherwise agreed upon in writing between the parties; and/or

	(b)	destroy any document or other material in tangible form that contains Proprietary Information of the disclosing party and the receiving party; and

	(c)	confirm such return or destruction in writing to the disclosing party.

6.	Disclosure of the disclosing party’s Proprietary Information to the receiving party may only be made in writing or other tangible or electronic form that is marked as proprietary and/or confidential information of the disclosing party, or occur by demonstration of any product within the AMDOCS products.

7.	Disclosure of the disclosing party’s Proprietary Information to the receiving party shall in no way serve to create, on the part of the receiving party, a license to use, or any proprietary right in, the disclosing party’s Proprietary Information or in any other proprietary product, trademark, copyright or other right of the disclosing party.

8.	The confidentiality obligations of the receiving party regarding the disclosing party’s Proprietary Information shall not apply to such Proprietary Information which:

	(a)	becomes public domain without fault on the part of the receiving party;

	(b)	is lawfully obtained from a source other than the disclosing party, free of any obligation to keep it confidential;

	(c)	is previously known to the receiving party without an obligation to keep it confidential, as can be substantiated by written records;

	(d)	is expressly released in writing from such obligations by the party that owns or has the rights to such Proprietary Information; or

	(e)	is required to be disclosed pursuant to law, regulation, judicial or administrative order, or request by a governmental or other entity authorized by law to make such request; provided, however, that the receiving party so required to disclose shall first notify the disclosing party to enable it to seek relief from such requirement, and render reasonable assistance requested by the disclosing party (at the disclosing party’s expense) in connection therewith.

9.	Any use by the receiving party of the disclosing party’s Proprietary Information permitted under this Agreement is conditioned upon the receiving party first taking the safeguards and measures required to secure the confidentiality of such Proprietary Information. Without limiting the generality of the foregoing, each party shall draw to the attention of its employees, including those employees of the affiliates referred to in Section 2 above, who shall have access to the Proprietary Information of the other party, all the obligations concerning such Proprietary Information contained in this Agreement

10.	This Agreement shall be in full force and effect for a period of seven (7) years commencing on the date first stated above. However, the provisions of Sections 3, 4 and 7 above shall survive the termination and/or expiration of this Agreement for any reason.

11.	Each party acknowledges that its breach of this Agreement may cause the other party extensive and irreparable harm and damage, and agrees that the other party shall be entitled to injunctive relief to prevent use or disclosure of its Proprietary Information not authorized by this Agreement, in addition to any other remedy available to the other party under applicable law.

12.	This Agreement constitutes the entire agreement between the parties and supersedes any prior or contemporaneous oral or written representation with regard to the subject matter hereof. This Agreement may not be modified except by a written instrument signed by both parties.

13.	If, however, any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability shall not invalidate or render unenforceable the entire Agreement, but rather the entire Agreement shall be construed as if not containing the particular invalid or unenforceable provision or provisions, and the rights and obligations of the parties shall be construed and enforced accordingly. In addition, the parties agree to cooperate to replace the invalid or unenforceable provision(s) with valid and enforceable provision(s) which will achieve the same result (to the maximum legal extent) as the provision(s) determined to be invalid or unenforceable.

14.	Neither this Agreement, nor the disclosure of Proprietary Information under this Agreement, nor the ongoing discussions and correspondence between the parties, shall constitute or imply a commitment or binding obligation between the parties to enter into any business arrangement. If, in the future, the parties elect to enter into a binding commitment regarding a business arrangement, such commitment will be explicitly stated in a separate written agreement executed by both parties, and the parties hereby affirm that they do not intend their discussions, correspondence, and other activities to be construed as forming a contract relating thereto or any other transaction between them without execution of such separate written agreement.

15.	This Agreement shall be governed by and construed under the laws of England, without giving effect to such laws’ provisions regarding conflicts of law.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first stated above.

RADCOM		Amdocs Software Systems Ltd.
(“COMPANY”)		(“AMDOCS”)

By:	/s/ Udi Kohav	By:	/s/ Alan Weldsect
Name:	Udi Kohav	Name:	Alan Weldsect
Title:	VP Business Dev.	Title:	Deputy General Manager
Date:	25/8/08	Date:	9th September 08